Exhibit (a)(1)(C)

Email Dated May 14, 2009 Announcing the Commencement of the Election

Period for the Exchange Program

Date: May 14, 2009

From: Mark Aslett

Subject: Stock Option Exchange Program

I am pleased to announce that our shareholders have approved a stock option exchange program that was previously authorized by Mercury’s Board of Directors. This exchange program will allow eligible associates to exchange certain stock options having exercise prices greater than the “threshold price” per share for a lesser number of shares of restricted stock in accordance with four tiers of exchange ratios that are assigned to various groupings of stock options with similar exercise prices. The “threshold price” is the greater of (1) $10.19, or (2) the closing price of our common stock reported on the NASDAQ Global Select Market on the date on which the exchange program’s election period expires.

You may be eligible to participate in the stock option exchange program. To see the terms and conditions of the exchange program, please go to the Source, click on HR ONE SOURCE, and then click on the heading “2009 Stock Option Exchange” in the left margin of the webpage. You should carefully review the entire Offer to Exchange and the other documents to which the Offer to Exchange refers before making a decision on whether to participate in the exchange program. If you desire to participate, please follow the instructions on how to return the Election to Participate. There is a deadline for participating in the exchange. Please note that Mercury cannot make recommendations or give advice as to whether you should participate in the exchange program.

Mercury is also filing a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, and other related materials are being filed as exhibits to that Schedule. Upon filing, these materials will be available free of charge on the SEC’s website at www.sec.gov and on the Source at HR ONE SOURCE, 2009 Stock Option Exchange, and also by contacting the Investor Relations department at 201 Riverneck Road, Chelmsford, MA 01824, telephone (978) 256-1300.